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July 28, 2021

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Jenn Do
Angela Connell
Alan Campbell
Ada D. Sarmento

Re:	Immuneering Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 26, 2021
File No. 333-257791

Ladies and Gentlemen:

On behalf of our client, Immuneering Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 27, 2021, relating to the Company’s Amendment No. 1 to the registration statement on Form S-1 submitted on July 26, 2021 (the “Registration Statement”).

The Company has publicly filed today an exhibit-only Registration Statement on Form S-1 (the “Amended Registration Statement”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as a clean copy of the Amended Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

July 28, 2021 Page 2

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.	Please revise Exhibit 5.1 to remove the assumption that the issuance of shares in this offering will not exceed the total number of shares of Class A common stock available under your certificate of incorporation. It is not appropriate for counsel to make an assumption that assumes a material fact underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has refiled Exhibit 5.1 and the assumption referenced in the opinion has been removed.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Benjamin J. Zeskind, Ph.D., Chief Executive Officer, Immuneering Corporation

John Chory, Latham & Watkins LLP

Evan Smith, Latham & Watkins LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP